UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 25, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN introduces InternetPlusBellen, dated May 25, 2005.

Press release

Date
25 May 2005
Number
025pe
KPN introduces InternetPlusBellen

Having already successfully offered Voice over IP (VoIP) services to business customers, KPN is now introducing IP-based phone services for consumers. KPN’s new consumer VoIP product, InternetPlusBellen, offers customers unlimited phone calls to all fixed telephone numbers in the Netherlands and unlimited fast Internet (through an ADSL internet connection) for a fixed price per month. The bundle price for this combined subscription costs less than two separate subscriptions for telephony and Internet. Initially, a selected group of customers will be invited to use KPN’s InternetPlusBellen.

The InternetPlusBellen installation package consists of an advanced modem, the Experia Box, which is connected to the existing telephone connection. This modem enables fast Internet through a secure wireless connection. It goes without saying that InternetPlusBellen subscribers can continue to use their existing phone numbers and telephone equipment. Besides ordinary telephones, video telephones and wireless WiFi phones can also be connected.

KPN offers four types of InternetPlusBellen subscription (‘Go’, ‘Lite’, ‘Basic’ and ‘Extra’), based on the Internet speed required. The subscription fees start from 34.95 euro a month for ‘Go’. At the weekend and at night, InternetPlusBellen subscribers can make free unlimited phone calls to all fixed telephone numbers in the Netherlands. For just 2.50 euro a month more the same applies to phone calls after 7 p.m. and for just 10 euro a month more subscribers can make free unlimited phone calls anytime to all fixed telephone numbers in the Netherlands.

InternetPlusBellen offers telephone services such as call forward and caller display, as well as Internet services including e-mail boxes (four), spam filter, virus scanning, and access to news groups. InternetPlusBellen will make calling much more fun by using video calls either via the computer or a video telephone. Users will also be able to make video calls to and from suitable UMTS mobile phones.

Outside the free calling times for customers, they will be charged the single cheap rate of 2.5 euro cents a minute to all fixed numbers and 19 euro cents a minute to mobile numbers. Calls to other countries start at 4 euro cents a minute. Calls to other InternetPlusBellen subscribers are always free.

Customers will be able to have InternetPlusBellen installed and set-up at home for free by one of KPN’s engineers. KPN is currently developing a ‘DIY’ packet, so that customers are able to install their own system should they so wish.

Later this year, KPN will start to offer VoIP subscriptions through its ISP’s XS4ALL, Planet Internet and Het Net. KPN will further expand its VoIP offering for the business market, including a special package for the SME sector. KPN already supplies VoIP services to large organizations. KPN will continue to expand and enhance these services during the coming months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 26, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel